Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. Mirant cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and Mirant does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form

S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will deliver the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

Below is a Transaction Fact Sheet, which was has been made available on the website created to provide information about the combination of Mirant Corporation and RRI Energy, Inc., http://mirantrrimerger.com.

Transaction Fact Sheet

GenOn Energy: A Leader in Electric Energy Generation

Industry leading independent power producer with combined 24,700 megawatts of electric generating capacity

One of the largest IPPs by megawatts

Increased scale and geographic diversity across key regions

Complementary coal, natural gas and oil assets

Committed to safety, health and operations excellence

Near-term value creation driven by $150M in annual cost savings

Corporate overhead, G&A and support cost improvement

Strengthened balance sheet and ample liquidity

Better positioned to ensure stability and flexibility through industry cycles

Transaction Highlights

Company Name GenOn Energy, Inc

Consideration Merger of Equals 100% Stock Transaction

Exchange Ratio Fixed Ratio of 2.835 Shares of RRI Energy Common Stock for Each Share of Mirant Common Stock, Based on the Volume- Average Price for the Preceding 10 Trading Days

Ownership 54% Mirant/46% RRI Energy

Cost Savings $150M Annual Cost Savings

Board of Directors 5 Directors from Mirant 5 Directors from RRI Energy

Management Team of GenOn Energy Edward R Muller, Chairman & CEO Mark Jacobs, President & COO J. William Holden III, CFO

Headquarters Corporate Headquarters in Houston, TX

Transaction Close Expected Before the End of 2010

About Mirant

• More than 10,000 megawatts of electric generating capacity

• Generation assets in Northern California (2,347 MW), PJM (5,194 MW) and the Northeast (2,535 MW)

• Fleet utilizes a mix of coal, natural gas and oil

• Approximately 1,400 employees

GenOn Energy Generation & Geographic Diversity

Generation by Fuel Type Generation by Dispatch Type

Dual 30% Coal – 59% Controlled

Oil – 2%

Natural Gas – 25%

Natural Gas – 37%

Coal – 25%

Uncontrolled

Coal- 19% Controlled

Dual – 3%

Coal – 22%

Uncontrolled

About RRI Energy

• More than 14,000 megawatts of power generation capacity

• Generation assets in Southern California (3,392 MW), MISO (1,696 MW), PJM (6,952 MW) and the Southeast (1,911 MW)

• Fleet utilizes a mix of coal, natural gas and oil

• Approximately 2,200 employees

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